

MYERS INDUSTRIES, INC.®

News Release
NYSE: MYE

Max Barton, Investor Relations Manager
(330) 761-6106

DONALD A. MERRIL TRANSITIONS TO CHIEF FINANCIAL OFFICER AT MYERS INDUSTRIES

FOR IMMEDIATE RELEASE: April 26, 2006, Akron, Ohio— Myers Industries, Inc. (NYSE: MYE) announced today that the Board of Directors has formally appointed Donald A. Merril as Vice President and Chief Financial Officer (CFO). Merril joined the Company on January 25, 2006, as Vice President with planned transition to the CFO position. He previously was with Newell Rubbermaid Inc. – Rubbermaid Home Products Division, where he served as Vice President and Chief Financial Officer since 2003.

"Don has spent the last few months in transition being immersed with our finance and accounting teams," said President and Chief Executive Officer John C. Orr. "He's been visiting our numerous facilities and working with our segment managers to gain an understanding of every aspect of Myers Industries' financial and operational processes.

"I'm confident that his extensive financial experience, energized management style, and operational understanding of plastics manufacturing and horticulture businesses will be great assets in defining the Company's growth avenues and business evolution," Orr concluded.

Merril, 42, joined Newell Rubbermaid in 2001. Prior to his position as Vice President and Chief Financial Officer of the Rubbermaid Home Products Division, he served as Chief Financial Officer of Newell Rubbermaid – Little Tikes. He was also Vice President, Finance and Administration – Consumer Lawns for The Scotts Miracle-Gro Company, and before that, its Director of Strategic Planning – North America. Prior to Scotts, Merril held corporate and operating finance, accounting, and auditing positions with Eaton Corporation. Merril has a Bachelor of Science degree in Accounting from Miami University in Oxford, Ohio.

About Myers Industries
Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers Industries had record net sales of $903.7 million in 2005.Visit www.myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not of historical fact may be deemed "forward-looking." These statements involve a number of risks and uncertainties, many outside of the Company's control that could cause actual results to materially differ from those expressed or implied. Factors include, but are not limited to: changes in the markets for the Company's business segments, unanticipated downturn in business relationships with customers or their purchases from us, competitive pressures on sales and pricing, increases in raw material costs or other production costs, and further deterioration of economic and financial conditions in the United States and around the world. Myers Industries does not undertake to update forward-looking statements contained herein.

-END-